FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of December 2006.

Total number of pages: 34

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. INTERIM FINANCIAL STATEMENTS (U.S. GAAP)
(U.S. GAAP) RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2006 (Unaudited)
(FROM APRIL 1, 2006 TO SEPTEMBER 30, 2006) CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2006
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

(U.S. GAAP) RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2006 (Unaudited)

(FROM APRIL 1, 2006 TO SEPTEMBER 30, 2006)

CONSOLIDATED

Released on December 21, 2006

NIDEC CORPORATION

338 Kuzetonoshiro-cho,

Minami-ku, Kyoto 601-8205 Japan

CONSOLIDATED FINANCIAL RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2006 (U.S. GAAP, unaudited)

  CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions		U.S. dollars in thousands
	(except per share amounts) For the six months ended September 30

	2005	2006	2006
Net sales	¥ 256,174	¥ 299,837	$ 2,543,147
Operating income	25,078	32,046	271,807
Income before provision for income taxes	30,187	32,661	277,023
Net income	20,401	20,776	176,217
Per share data
Net income
－Basic	¥ 142.83	¥ 143.65	$ 1.22
－Diluted	¥ 137.20	¥ 139.59	$ 1.18

  CONSOLIDATED BALANCE SHEETS

	2006
	March 31	September 30	September 30
Current assets	¥ 311,547	¥ 311,023	$ 2,638,024
Investments	24,196	23,901	202,723
Property, plant, equipment and others	230,227	240,784	2,042,273
Total assets	565,970	575,708	4,883,020
Current liabilities	186,130	176,602	1,497,897
Long-term liabilities	53,203	50,559	428,830
Total liabilities	239,333	227,161	1,926,727
Minority interest in consolidated subsidiaries	62,978	66,765	566,285
Shareholders’ equity	263,659	281,782	2,390,008
Total liabilities and shareholders’ equity	¥ 565,970	¥ 575,708	$ 4,883,020

  CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30
	2005	2006	2006
Net cash provided by operating activities	¥ 23,638	¥ 29,630	$ 251,315
Net cash used in investing activities	(19,687)	(24,159)	(204,910)
Net cash provided by (used in) financing activities	5,573	(21,697)	(184,029)
Effect of exchange rate changes on cash and cash equivalents	2,088	254	2,154

Net increase (decrease) in cash and cash equivalents	11,612	(15,972)	(135,470)
Cash and cash equivalents at beginning of period	70,111	92,079	780,992

Cash and cash equivalents at end of period	¥ 81,723	¥ 76,107	$ 645,522

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “seek”, “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of various factors, including, but not limited to, (i) our ability to design, develop, mass produce and win acceptance of our products, particularly those that use fluid dynamic bearing motor technology, which are offered in highly competitive markets characterized by continual new products introduction and rapid technological development, (ii) general economic conditions in the computer, information technology and related product markets, particularly in the level of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated, (iv) our ability to acquire and successfully integrate companies or businesses with complementary technologies and product lines, including, for example, the motors and actuators business of Valeo S.A. (France), which we recently agreed to acquire, and (v) adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.

As used in this document, references to “we,” ”our” and “us” are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; “U.S. dollar” or “$” means the lawful currency of the United States of America, and “yen” or “¥” means the lawful currency of Japan; and “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Results of Operations — Six Months Ended September 30, 2006 Compared to Six Months Ended September 30, 2005

Net Sales

	(Yen in millions) For the six months ended September 30
	2005	2006	Inc/Dec	%
Net sales:
Small precision motors:
Hard disk drive spindle motors	¥ 76,279	¥ 93,001	¥ 16,722	21.9
Other small precision brushless DC motors	32,329	36,748	4,419	13.7
Small precision brush DC motors	3,594	3,629	35	1.0
Brushless DC fans	18,186	19,123	937	5.2

Sub-total	130,388	152,501	22,113	17.0
Mid-size motors	17,957	22,285	4,328	24.1
Machinery	33,908	43,730	9,822	29.0
Electronic and optical components	63,188	68,514	5,326	8.4
Others	10,733	12,807	2,074	19.3

Consolidated total	¥ 256,174	¥ 299,837	¥ 43,663	17.0

Our net sales increased ¥43,663 million, or 17.0%, from ¥256,174 million for the six months ended September 30, 2005 to ¥299,837 million for the six months ended September 30, 2006.

This increase was due primarily to an increase in customer demand in our core business, small precision motors. In addition, the positive performance of mid-size motors, machinery, and electronic and optical components businesses contributed to the overall increase in net sales for the six months ended September 30, 2006. As a result of the foregoing, our net sales were the highest amount we have ever recorded for the first half of a fiscal year.

Our core business, small precision motors, including hard disk drive spindle motors increased ¥22,113 million, or 17.0%, from ¥130,388 million for the six months ended September 30, 2005 to ¥152,501 million for the six months ended September 30, 2006. Net sales of mid-size motors increased ¥4,328 million, or 24.1%, from ¥17,957 million for the six months ended September 30, 2005 to ¥22,285 million for the six months ended September 30, 2006. Net sales of machinery increased ¥9,822 million, or 29.0%, from ¥33,908 million for the six months ended September 30, 2005 to ¥43,730 million for the six months ended September 30, 2006. Net sales of electronic and optical components increased ¥5,326 million, or 8.4%, from ¥63,188 million for the six months ended September 30, 2005 to ¥68,514 million for the six months ended September 30, 2006. Net sales of others increased ¥2,074 million, or 19.3%, from ¥10,733 million for the six months ended September 30, 2005 to ¥12,807 million for the six months ended September 30, 2006.

Net sales of hard disk drive spindle motors increased ¥16,722 million, or 21.9%, from ¥76,279 million for the six months ended September 30, 2005 to ¥93,001 million for the six months ended September 30, 2006. Sales volume of hard disk drive spindle motors increased by 21.4% compared to the same period of the previous fiscal year. This increase was primarily due to an increase in net sales of 2.5-inch motors and 3.5-inch motors.

Net sales of hard disk drive spindle motors accounted for 29.8% of total net sales for the six months ended September 30, 2005 and 31.0% of total net sales for the six months ended September 30, 2006.

Net sales of other small precision brushless DC motors increased ¥4,419 million, or 13.7%, from ¥32,329 million for the six months ended September 30, 2005 to ¥36,748 million for the six months ended September 30, 2006. This increase was primarily due to an increase in sales of brushless DC motors for optical disk drives and office equipment.

Net sales of other small precision brushless DC motors accounted for 12.6% of total net sales for the six months ended September 30, 2005 and 12.3% of total net sales for the six months ended September 30, 2006.

Net sales of brushless DC fans increased ¥937 million, or 5.2%, from ¥18,186 million for the six months ended September 30, 2005 to ¥19,123 million for the six months ended September 30, 2006.

Net sales of brushless DC fans accounted for 7.1% of total net sales for the six months ended September 30, 2005 and 6.4% of total net sales for the six months ended September 30, 2006.

Net sales of mid-size motors increased ¥4,328 million, or 24.1%, from ¥17,957 million for the six months ended September 30, 2005 to ¥22,285 million for the six months ended September 30, 2006. This increase was primarily due to an increase in net sales of motors for power steering in automobiles and for home appliances such as air conditioners.

Net sales of mid-size motors accounted for 7.0% of our total net sales for the six months ended September 30, 2005 and 7.4% of total net sales for the six months ended September 30, 2006.

Net sales of machinery increased ¥9,822 million, or 29.0%, from ¥33,908 million for the six months ended September 30, 2005 to ¥43,730 million for the six months ended September 30, 2006. Net sales of machinery such as industrial robots, power transmission drives, semiconductor manufacturing equipment and high-speed pressing machines increased due to strong demand from increased capital investment by our customers.

Net sales of machinery accounted for 13.2% of our total net sales for the six months ended September 30, 2005 and 14.6% of total net sales for the six months ended September 30, 2006.

Net sales of electronic and optical components increased ¥5,326 million, or 8.4%, from ¥63,188 million for the six months ended September 30, 2005 to ¥68,514 million for the six months ended September 30, 2006. This increase was primarily due to an increase in net sales of optical components such as shutters for digital cameras and lens units.

Net sales of electronic and optical components accounted for 24.7% of our total net sales for the six months ended September 30, 2005 and 22.9% of total net sales for the six months ended September 30, 2006.

Net sales of other products increased ¥2,074 million, or 19.3%, from ¥10,733 million for the six months ended September 30, 2005 to ¥12,807 million for the six months ended September 30, 2006. This increase was primarily due to an increase in net sales of pivot assemblies.

Net sales of other products accounted for 4.2% of total net sales for the six months ended September 30, 2005 and 4.3% of total net sales for the six months ended September 30, 2006.

Cost of Products Sold

Our cost of products sold increased ¥33,529 million, or 17.1%, from ¥196,546 million for the six months ended September 30, 2005 to ¥230,075 million for the six months ended September 30, 2006. This increase was primarily due to an increase in net sales for the six months ended September 30, 2006. As a percentage of net sales, our cost of products sold remained unchanged at 76.7% for the six months ended September 30, 2006, compared to the same period of the previous fiscal year.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥1,714 million, or 8.4%, from ¥20,314 million for the six months ended September 30, 2005 to ¥22,028 million for the six months ended September 30, 2006. This increase was primarily due to increases in salaries and bonus and accrued employees’ bonus, which more than off set decreases in loss on bad debts from the insolvency of AgfaPhoto GmbH for the six months ended September 30, 2006. As a percentage of net sales, our selling, general and administrative expenses decreased from 7.9% for the six months ended September 30, 2005 to 7.4% for the six months ended September 30, 2006.

Research and Development Expenses

Our research and development expenses increased ¥1,452 million, or 10.2%, from ¥14,236 million for the six months ended September 30, 2005 to ¥15,688 million for the six months ended September 30, 2006. This increase was primarily due to an increase in research and development expenses related to small precision motors and mid-size motors for the six months ended September 30, 2006. As a percentage of net sales, our research and development expenses decreased from 5.6% for the six months ended September 30, 2005 to 5.2% for the six months ended September 30, 2006.

Operating Income

As a result of the foregoing, our operating income increased ¥6,968 million, or 27.8%, from ¥25,078 million for the six months ended September 30, 2005 to ¥32,046 million for the six months ended September 30, 2006. This increase was due to an increase in the operating income of small precision motors, mid-size motors, machinery and other products for the six months ended September 30, 2006. As a percentage of net sales, our operating income increased from 9.8% for the six months ended September 30, 2005 to 10.7% for the six months ended September 30, 2006.

Other Income (Expense)

Our other income decreased ¥4,494 million, or 88.0%, from ¥5,109 million for the six months ended September 30, 2005 to ¥615 million for the six months ended September 30, 2006.

Foreign exchange gain decreased ¥3,821 million from ¥4,516 million for the six months ended September 30, 2005 to ¥695 million for the six months ended September 30, 2006. This was principally due to depreciation in the value of the yen against relevant foreign currencies compared to the same period of the previous fiscal year. The exchange rate was ¥113.19 per U.S. dollar as of September 30, 2005 and ¥107.39 per U.S. dollar as of March 31, 2005 increasing to ¥117.90 per U.S. dollar as of September 30, 2006 and ¥117.47 per U.S. dollar as of March 31, 2006.

Gain on marketable securities, net decreased ¥850 million from ¥1,103 million for the six months ended September 30, 2005 to ¥253 million for the six months ended September 30, 2006.

Income before Provision for Income Taxes

As a result of the foregoing, our income before provision for income taxes increased ¥2,474 million, or 8.2%, from ¥30,187 million for the six months ended September 30, 2005 to ¥32,661 million for the six months ended September 30, 2006. As a percentage of net sales, our income before provision for income taxes increased from 11.8% for the six months ended September 30, 2005 to 10.9% for the six months ended September 30, 2006.

Provision for Income Taxes

Our provision for income taxes increased ¥1,190 million, or 20.1%, from ¥5,917 million for the six months ended September 30, 2005 to ¥7,107 million for the six months ended September 30, 2006.

The estimated effective income tax rate for the six months ended September 30, 2006 was higher compared to the estimated effective income tax rate for the six months ended September 30, 2005. This was mainly due to decreases in rates of tax benefit in foreign subsidiaries and valuation allowance because the ratio of the increase in estimated income before provision for income taxes was higher than that of the increase in each item.

Minority Interest in Income of Consolidated Subsidiaries

Our minority interest in income of consolidated subsidiaries increased ¥943 million, or 24.5%, from ¥3,842 million for the six months ended September 30, 2005 to ¥4,785 million for the six months ended September 30, 2006. This increase was primarily due to an increase in income of group companies such as Nidec Copal Corporation and certain of its subsidiaries and Nidec Sankyo Corporation and certain of its subsidiaries.

Equity in Net Income (loss) of Affiliated Companies

We had equity in net income of affiliated companies in the amount of ¥7 million for the six months ended September 30, 2006, while we incurred equity in net loss of affiliated companies in the amount of ¥27 million for the six months ended September 30, 2005.

Net Income

As a result of the foregoing, our net income increased ¥375 million, or 1.8%, from ¥20,401 million for the six months ended September 30, 2005 to ¥20,776 million for the six months ended September 30, 2006. As a percentage of net sales, our net income decreased from 8.0% for the six months ended September 30, 2005 to 6.9% for the six months ended September 30, 2006.

Segment Information

Based on the applicable criteria set forth in the Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”), we have fourteen reportable operating segments on which we report in our consolidated financial statements. These reportable operating segments are legal entities. One of them is Nidec Corporation, while the others are Nidec’s thirteen consolidated subsidiaries: Nidec Electronics (Thailand) Co., Ltd., Nidec (Zhejiang) Corporation, Nidec (Dalian) Limited, Nidec Singapore Pte. Ltd., Nidec (H.K.) Co., Ltd., Nidec Philippines Corporation, Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation, Nidec-Shimpo Corporation, and Nidec Nissin Corporation. See Note 10 to our consolidated financial statements included in this release for the information required by SFAS No. 131.

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. Nidec Corporation, Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation, Nidec-Shimpo Corporation and Nidec Nissin Corporation apply Japanese GAAP. Nidec Electronics (Thailand) Co., Ltd. applies Thai accounting principles. Nidec (Zhejiang) Corporation and Nidec (Dalian) Limited apply Chinese accounting principles. Nidec Singapore Pte. Ltd. applies Singaporean accounting principles. Nidec (H.K.) Co., Ltd. applies Hong Kong accounting principles, and Nidec Philippines Corporation applies Philippine accounting principles. Therefore our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the operating segments, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

The first of the following two tables shows revenues from external customers and other operating segments by reportable operating segment for the six months ended September 30, 2005 and 2006. The second table shows operating profit or loss by reportable operating segment, which includes intersegment revenues, for the six months ended September 30, 2005 and 2006:

	Six months ended September 30
	2005	2006	2006
	(Yen in millions and U.S. dollars in thousands)
Nidec
External revenues	¥ 33,786	¥ 42,297	$ 358,753
Intersegment revenues	49,025	46,738	396,421

Sub total	82,811	89,035	755,174
Nidec Electronics (Thailand)
External revenues	21,473	29,663	251,595
Intersegment revenues	15,017	10,569	89,644

Sub total	¥ 36,490	¥ 40,232	$ 341,239
Nidec (Zhejiang)
External revenues	¥ 7,179	¥ 7,273	$ 61,688
Intersegment revenues	1,746	2,620	22,222

Sub total	8,925	9,893	83,910
Nidec (Dalian)
External revenues	1,159	1,952	16,556
Intersegment revenues	23,291	24,331	206,370

Sub total	24,450	26,283	222,926
Nidec Singapore
External revenues	30,332	27,315	231,679
Intersegment revenues	728	35	297

Sub total	31,060	27,350	231,976
Nidec (H.K.)
External revenues	10,781	15,716	133,299
Intersegment revenues	1,085	2,220	18,830

Sub total	11,866	17,936	152,129
Nidec Philippines
External revenues	93	2,555	21,671
Intersegment revenues	13,319	20,044	170,008

Sub total	13,412	22,599	191,679
Nidec Sankyo
External revenues	33,585	35,217	298,702
Intersegment revenues	9,144	6,719	56,989

Sub total	42,729	41,936	355,691
Nidec Copal
External revenues	21,542	30,266	256,709
Intersegment revenues	4,070	4,571	38,770

Sub total	25,612	34,837	295,479

	Six months ended September 30
	2005	2006	2006
	(Yen in millions and U.S. dollars in thousands)
Nidec Tosok
External revenues	11,030	10,879	92,273
Intersegment revenues	197	208	1,764

Sub total	11,227	11,087	94,037
Nidec Copal Electronics
External revenues	9,993	10,247	86,913
Intersegment revenues	1,285	1,512	12,824

Sub total	11,278	11,759	99,737
Nidec Shibaura
External revenues	6,704	7,540	63,953
Intersegment revenues	1,500	1,264	10,721

Sub total	8,204	8,804	74,674
Nidec-Shimpo
External revenues	4,803	5,236	44,411
Intersegment revenues	706	1,218	10,331

Sub total	5,509	6,454	54,742
Nidec Nissin
External revenues	6,312	5,231	44,368
Intersegment revenues	396	386	3,274

Sub total	6,708	5,617	47,642
All Others
External revenues	57,421	66,207	561,552
Intersegment revenues	88,269	99,896	847,294

Sub total	145,690	166,103	1,408,846
Total
External revenues	256,193	297,594	2,524,122
Intersegment revenues	209,778	222,331	1,885,759

Adjustments (*)	(19)	2,243	19,025
Intersegment elimination	(209,778)	(222,331)	(1,885,759)

Consolidated total (net sales)	¥ 256,174	¥ 299,837	$ 2,543,147

(*) See Note 10 to the unaudited interim consolidated financial statements.

	Six months ended September 30
	2005	2006	2006
	(Yen in millions and U.S. dollars in thousands)
Segment profit or loss:
Nidec	¥ 4,252	¥ 5,627	$ 47,727
Nidec Electronics (Thailand)	5,164	5,291	44,877
Nidec (Zhejiang)	75	32	271
Nidec (Dalian)	1,778	2,132	18,083
Nidec Singapore	517	821	6,964
Nidec (H.K.)	180	185	1,569
Nidec Philippines	108	1,634	13,859
Nidec Sankyo	4,203	4,796	40,679
Nidec Copal	924	1,643	13,936
Nidec Tosok	20	760	6,446
Nidec Copal Electronics	1,715	1,576	13,367
Nidec Shibaura	(74)	33	280
Nidec-Shimpo	156	579	4,911
Nidec Nissin	496	252	2,137
All Others	5,979	6,869	58,261

Total	25,493	32,230	273,367

Adjustments (*)	(415)	(184)	(1,560)

Consolidated total	¥ 25,078	¥ 32,046	$ 271,807

(*) See Note 10 to the unaudited interim consolidated financial statements.

Net sales of Nidec Corporation increased ¥6,224 million, or 7.5%, from ¥82,811 million for the six months ended September 30, 2005 to ¥89,035 million for the six months ended September 30, 2006. External revenues of Nidec Corporation increased ¥8,511 million, or 25.2%, from ¥33,786 million for the six months ended September 30, 2005 to ¥42,297 million for the six months ended September 30, 2006. This increase resulted primarily from an increase in net sales in our core business, hard disk drive spindle motors, reflecting strong demand in the information technology industry and consumer electronics. This also resulted from an increase in sales of hard disk drive spindle motors as a result of a transfer of a large customer from Singapore to China during this period, sales to which were previously made through Nidec Singapore Pte. Ltd. but are now made through direct transactions with Nidec Corporation. Intersegment revenues of Nidec Corporation decreased ¥2,287 million, or 4.7%, from ¥49,025 million for the six months ended September 30, 2005 to ¥46,738 million for the six months ended September 30, 2006. This decrease resulted primarily from a decrease in sales of hard disk drive spindle motors to this large customer through Nidec Singapore Pte. Ltd. Operating profit of Nidec Corporation increased ¥1,375 million, or 32.3%, from ¥4,252 million for the six months ended September 30, 2005 to ¥5,627 million for the six months ended September 30, 2006. This increase was due primarily to the increase in net sales of hard disk drive spindle motors and an increase in commission fees from subsidiary companies.

Net sales of Nidec Electronics (Thailand) Co., Ltd. increased ¥3,742 million, or 10.3%, from ¥36,490 million for the six months ended September 30, 2005 to ¥40,232 million for the six months ended September 30, 2006 due primarily to an increase in sales of hard disk drive spindle motors to main customers. Operating profit increased slightly by ¥127 million, or 2.5%, from ¥5,164 million for the six months ended September 30, 2005 to ¥5,291 million for the six months ended September 30, 2006. The comparatively lower increase in operating profit compared with increased sales resulted primarily from a delay in cost efficiency improvements in production relative to declines in sales prices.

Net sales of Nidec (Zhejiang) Corporation increased ¥968 million, or 10.8%, from ¥8,925 million for the six months ended September 30, 2005 to ¥9,893 million for the six months ended September 30, 2006. This increase resulted primarily from increased sales of hard disk drive spindle motors during the period, reflecting strong demand. However operating profit decreased ¥43 million, or 57.3%, from ¥75 million for the six months ended September 30, 2005 to ¥32 million for the six months ended September 30, 2006. This decrease resulted primarily from a delay in shifting to more efficient mass production of our hard disk drive spindle motors and increased commission fees to Nidec Corporation.

Net sales of Nidec (Dalian) Limited increased ¥1,833 million, or 7.5%, from ¥24,450 million for the six months ended September 30, 2005 to ¥26,283 million for the six months ended September 30, 2006. This increase was due primarily to an increase in strong customer demand for other small precision brushless DC motors used in DVD drives. Operating profit increased ¥354 million, or 19.9%, from ¥1,778 million for the six months ended September 30, 2005 to ¥2,132 million for the six months ended September 30, 2006. The major reason for this increase was improvements in production cost efficiency reflecting more efficient mass production of our other small precision brushless DC motors.

Net sales of Nidec Singapore Pte. Ltd. decreased ¥3,710 million, or 11.9%, from ¥31,060 million for the six months ended September 30, 2005 to ¥27,350 million for the six months ended September 30, 2006, resulting primarily from a decrease in sales of hard disk drive spindle motors to a main customer, which transferred from Singapore to China during this period. However, operating profit increased ¥304 million, or 58.8%, from ¥517 million for the six months ended September 30, 2005 to ¥821 million for the six months ended September 30, 2006. This was because sales in the profitable manufacturing division increased 28.6%, while sales in the trading division, with lower margins, decreased 21.5%. Sales to the main customer no longer recorded at Nidec Singapore Pte. Ltd., and associated costs, were generally lower margin sales of our trading division, which contributed to the growth in operating profit ratio.

Net sales of Nidec (H.K.) Co., Ltd. increased ¥6,070 million, or 51.2%, from ¥11,866 million for the six months ended September 30, 2005 to ¥17,936 million for the six months ended September 30, 2006. This was due primarily to an increase in sales of hard disk drive spindle motors and small precision brushless DC motors to a few main customers. The operating profit of Nidec (H.K.) Co., Ltd. increased slightly by ¥5 million, or 2.8%, from ¥180 million for the six months ended September 30, 2005 to ¥185 million for the six months ended September 30, 2006. The comparatively lower increase in operating profit compared with increased sales resulted primarily from an increase in sales with lower margins and increased selling, general and administrative expenses.

Net sales of Nidec Philippines Corporation increased ¥9,187 million, or 68.5%, from ¥13,412 million for the six months ended September 30, 2005 to ¥22,599 million for the six months ended September 30, 2006. This increase resulted primarily from an increase in sales of hard disk drive spindle motors to our main customer in China through Nidec Corporation. Operating profit increased ¥1,526 million, or approximately fifteen times, from ¥108 million for the six months ended September 30, 2005 to ¥1,634 million for the six months ended September 30, 2006. This was due to an increase in sales of high-price and high-margin goods, namely 2.5 inches or smaller hard disk drive spindle motors.

Net sales of Nidec Sankyo Corporation decreased ¥793 million, or 1.9%, from ¥42,729 million for the six months ended September 30, 2005 to ¥41,936 million for the six months ended September 30, 2006 due to a decrease in sales of optical pickup units. However operating profit increased ¥593 million, or 14.1%, from ¥4,203 million for the six months ended September 30, 2005 to ¥4,796 million for the six months ended September 30, 2006. The major reason for this increase was the increase in sales of industrial robots and improvements in production cost efficiency.

Net sales of Nidec Copal Corporation increased ¥9,225 million, or 36.0%, from ¥25,612 million for the six months ended September 30, 2005 to ¥34,837 million for the six months ended September 30, 2006. This was due primarily to an increase in sales of shutters and lens units for digital cameras reflecting increased customer demand. Operating profit increased ¥719 million, or 77.8%, from ¥924 million for the six months ended September 30, 2005 to ¥1,643 million for the six months ended September 30, 2006 due primarily to the increase in sales of shutters and lens units for digital cameras.

Net sales of Nidec Tosok Corporation decreased slightly by ¥140 million, or 1.2%, from ¥11,227 million for the six months ended September 30, 2005 to ¥11,087 million for the six months ended September 30, 2006. This was due primarily to a decrease in sales of precision measuring machinery and automobile parts, which more than offset a substantial increase in sales of semiconductor fabrication equipment. Operating profit increased ¥740 million from ¥20 million for the six months ended September 30, 2005 to ¥760 million for the six months ended September 30, 2006 due primarily to cost efficiency improvements in production of automobile parts and semiconductor fabrication equipment.

Net sales of Nidec Copal Electronics Corporation increased ¥481 million, or 4.3%, from ¥11,278 million for the six months ended September 30, 2005 to ¥11,759 million for the six months ended September 30, 2006. This increase was primarily due to an increase in sales of trimmer potentiometers, switches and pressure sensors, reflecting an increased demand in the information technology industry and the semiconductor fabrication equipment industry. However operating profit decreased ¥139 million, or 8.1%, from ¥1,715 million for the six months ended September 30, 2005 to ¥1,576 million for the six months ended September 30, 2006. This resulted primarily from an increase in research and development expenses and increased personnel expenses due to an increase of personnel.

Net sales of Nidec Shibaura Corporation increased ¥600 million, or 7.3%, from ¥8,204 million for the six months ended September 30, 2005 to ¥8,804 million for the six months ended September 30, 2006 due primarily to an increase in sales of mid-size motors for air conditioners. Nidec Shibaura Corporation had operating loss of ¥74 million for the six months ended September 30, 2005 and operating profit of ¥33 million for the six months ended September 30, 2006 due primarily to an increase in sales of mid-size motors and an increase in commission fees from its subsidiary companies.

Net sales of Nidec-Shimpo Corporation increased ¥945 million, or 17.2%, from ¥5,509 million for the six months ended September 30, 2005 to ¥6,454 million for the six months ended September 30, 2006. This was due primarily to an increase in sales of power transmission equipment reflecting an increase in customer demand. Operating profit of Nidec-Shimpo Corporation increased ¥423 million, or 271.2%, from ¥156 million for the six months ended September 30, 2005 to ¥579 million for the six months ended September 30, 2006. The increase in operating profit resulted primarily from an increase in sales of high-price and high-margin power transmission equipment.

Net sales of Nidec Nissin Corporation decreased ¥1,091 million, or 16.3%, from ¥6,708 million for the six months ended September 30, 2005 to ¥5,617 million for the six months ended September 30, 2006. This decrease was primarily due to a decrease in sales of plastic lenses for mobile telephones as a result of a delay in the launch of some new products and a decline in sales prices. Operating profit decreased ¥244 million, or 49.2%, from ¥496 million for the six months ended September 30, 2005 to ¥252 million for the six months ended September 30, 2006. This decrease was primarily due to a decrease in sales of plastic lenses, as well as a sharp drop in the unit price of plastic lenses for mobile telephones.

Within the All Others segment, net sales increased ¥20,413 million, or 14.0% from ¥145,690 million for the six months ended September 30, 2005 to ¥166,103 million for the six months ended September 30, 2006. This was primarily due to the expansion in sales of Nidec Copal (Thailand) Co., Ltd. and Nidec (Dongguan) Limited. Operating profit increased ¥890 million, or 14.9%, from ¥5,979 million for the six months ended September 30, 2005 to ¥6,869 million for the six months ended September 30, 2006. This was primarily due to increases in sales and profitability of mid-size motors in Nidec Power Motor Corporation and Nidec Shibaura (Zhejiang) Co., Ltd.

Liquidity and Capital Resources

During the six months ended September 30, 2006, our total assets increased ¥9,738 million, or 1.7%, from ¥565,970 million to ¥575,708 million. Property, plant and equipment increased ¥9,244 million mainly due to additional machinery and equipment acquired to achieve increased production in overseas subsidiaries. Trade notes, accounts receivable and inventories also increased ¥2,675 million, ¥9,096 million and ¥2,856 million, respectively, due to increased sales. On the other hand, cash and cash equivalents of ¥15,972 million decreased as mentioned under “Cash Flows” below.

During the six months ended September 30, 2006, our total liabilities decreased ¥ 12,172 million, or 5.1%, from ¥239,333 million to ¥227,161 million. This was mainly due to decreases in short-term borrowings and long-term debt of a total of ¥17,471 million. However, trade notes and accounts payable increased ¥6,801 million due to increased purchases to meet increased sales.

During the six months ended September 30, 2006, our working capital, defined as current assets less current liabilities, increased ¥9,004 million, or 7.2%, from ¥125,417 million to ¥134,421 million, mainly due to increases in trade notes and accounts receivable.

During the six months ended September 30, 2006, total shareholders’ equity increased ¥18,123 million, or 6.9%, from ¥263,659 million to ¥281,782 million. This increase was mainly due to an increase in retained earnings of ¥17,884 million, which has been offset by dividends paid of ¥2,892 million. As a result, the ratio of stockholders’ equity to total assets increased 2.3% from 46.6% as of March 31, 2006 to 48.9% as of September 30, 2006.

Cash Flows

Net cash provided by operating activities increased ¥5,992 million from ¥23,638 million for the six months ended September 30, 2005 to ¥29,630 million for the six months ended September 30, 2006. Net income increase only ¥375 million from ¥20,401 to ¥20,776 million, and this increase came mainly from increases in non-cash income statement items of ¥6,055 million such as foreign currency adjustments of ¥2,407 million, depreciation and amortization of ¥1,695 million and minority interest in income of consolidated subsidiaries of ¥943 million. Total changes in operating assets and liabilities decreased only ¥826 million, mainly because the increase in notes and accounts receivable due to increased sales was offset by the increase in notes and accounts payable and a decrease in additional inventories.

Net cash used in investing activities increased ¥4,472 million from ¥19,687 million for the six months ended September 30, 2005 to ¥24,159 million for the six months ended September 30, 2006. This was mainly due to increases in other of ¥2,766 million and additions to property, plant and equipment of ¥1,511 million. The increase in other came primarily from the facts that we had proceeds of other investments and other assets of ¥1,033 million in the previous six month period and we had investments in non-marketable securities of ¥720 million this year.

Net cash used in financing activities increased ¥27,270 million from negative ¥5,573 million for the six months ended September 30, 2005 to ¥21,697 million for the six months ended September 30, 2006. This was mainly due to the repayment of short-term borrowings of ¥24,299 million. Dividends paid increased ¥1,111 million from ¥1,781 million to ¥2,892 million.

As a result of the foregoing factors and the effect of exchange rate changes, our total outstanding balance of cash and cash equivalents decreased ¥15,972 million from ¥92,079 million as of March 31, 2006 to ¥76,107 million as of September 30, 2006.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions		U.S. dollars in thousands
	2006
			September 30,
	March 31	September 30	2006
		(Unaudited)	(Unaudited)
Current assets:
Cash and cash equivalents	¥ 92,079	¥ 76,107	$ 645,522
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥538 million in March and ¥517 million ($4,385 thousand) in September:
Notes	15,740	18,415	156,192
Accounts	127,998	137,094	1,162,799
Inventories:
Finished goods	25,924	26,481	224,606
Raw materials	14,145	15,729	133,410
Work in progress	16,662	16,804	142,527
Project in progress	893	1,125	9,542
Supplies and other	2,850	3,191	27,065
Other current assets	15,256	16,077	136,361

Total current assets	311,547	311,023	2,638,024

Marketable securities and other securities investments	21,328	21,059	178,618
Investments in and advances to affiliated companies	2,868	2,842	24,105
Property, plant and equipment:
Land	36,088	36,183	306,896
Buildings	89,039	90,491	767,524
Machinery and equipment	210,108	217,433	1,844,215
Construction in progress	8,780	14,389	122,044

	344,015	358,496	3,040,679
Less - Accumulated depreciation	(167,787)	(173,024)	(1,467,549)

	176,228	185,472	1,573,130

Goodwill	44,266	45,568	386,497
Other non-current assets	9,733	9,744	82,646

Total assets	¥ 565,970	¥ 575,708	$ 4,883,020

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in thousands
	2006
			September 30,
	March 31	September 30	2006
		(Unaudited)	(Unaudited)
Current liabilities:
Short-term borrowings	¥ 43,621	¥ 28,895	$ 245,081
Current portion of long-term debt	4,647	2,859	24,250
Trade notes and accounts payable	109,053	115,854	982,646
Other current liabilities	28,809	28,994	245,920

Total current liabilities	186,130	176,602	1,497,897

Long-term liabilities:
Long-term debt	32,134	31,177	264,436
Accrued pension and severance costs	9,704	9,448	80,136
Other long-term liabilities	11,365	9,934	84,258

Total long-term liabilities	53,203	50,559	428,830

Minority interest in consolidated subsidiaries	62,978	66,765	566,285

Contingencies (Note 9)
Shareholders’ equity:
Common stock authorized: 480,000,000 shares in 2006; issued and outstanding: 144,661,292 shares in March and 144,684,892 shares in September	65,649	65,692	557,184
Additional paid-in capital	68,240	68,288	579,203
Retained earnings	126,334	144,218	1,223,223
Accumulated other comprehensive income (loss)
Foreign currency translation adjustments	(75)	502	4,258
Unrealized gains from securities	3,863	3,443	29,203
Minimum pension liability adjustment	(115)	(115)	(976)
Treasury stock, at cost:42,110 shares in March and 43,110 shares in September	(237)	(246)	(2,087)

Total shareholders’ equity	263,659	281,782	2,390,008

Total liabilities and shareholders’ equity	¥ 565,970	¥ 575,708	$ 4,883,020

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

		Yen in millions		U.S. dollars in thousands
		For the six months ended September 30		For the six months ended September 30,
		2005	2006	2006
	Net sales	¥ 256,174	¥ 299,837	$ 2,543,147

	Operating expenses:
	Cost of products sold	196,546	230,075	1,951,442
	Selling, general and administrative expenses	20,314	22,028	186,836
	Research and development expenses	14,236	15,688	133,062

		231,096	267,791	2,271,340

	Operating income	25,078	32,046	271,807

	Other income (expense):
	Interest and dividend income	724	1,264	10,721
	Interest expense	(471)	(996)	(8,448)
	Foreign exchange gain, net	4,516	695	5,894
	Gain (loss) from derivative instruments, net	14	(19)	(161)
	Gain from marketable securities, net	1,103	253	2,146
	Other, net	(777)	(582)	(4,936)

		5,109	615	5,216

	Income before provision for income taxes	30,187	32,661	277,023
	Provision for income taxes	(5,917)	(7,107)	(60,280)

	Income before minority interest and equity in earnings of affiliated companies	24,270	25,554	216,743
	Minority interest in income of consolidated subsidiaries	3,842	4,785	40,585
	Equity in net losses / (income) of affiliated companies	27	(7)	(59)

	Net income	¥ 20,401	¥ 20,776	$ 176,217

		Yen		U.S. dollars
	Per share data:
Net income	－ basic	¥ 142.83	¥ 143.65	$ 1.22
	－ diluted	¥ 137.20	¥ 139.59	$ 1.18
	Cash dividends	¥ 12.50	¥ 20.00	$ 0.17

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME（LOSS）

(Unaudited)

	Yen in millions
	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total
	Shares	Amount
Balance at March 31, 2006	144,661,292	¥65,649	¥ 68,240	¥126,334	¥3,673	¥(237)	¥263,659
Comprehensive income:
Net income				20,776			20,776
Other comprehensive income (loss):
Foreign currency translation adjustments					577		577
Unrealized losses on securities, net of reclassification adjustment					(420)		(420)
Minimum pension liability adjustment					-		-

Total comprehensive income							20,933

Dividends paid				(2,892)			(2,892)
Exercise of stock option	23,600	43	52				95
Issuance cost of new stock			(4)				(4)
Purchase of treasury stock						(9)	(9)

Balance at September 30, 2006	144,684,892	¥65,692	¥ 68,288	¥144,218	¥3,830	¥(246)	¥281,782

	U.S. dollars in thousands
	Common Stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total

Balance at March 31, 2006	$556,819	$578,796	$1,071,535	$31,153	$(2,011)	$2,236,292
Comprehensive income:
Net income			176,217			176,217
Other comprehensive income (loss):
Foreign currency translation adjustments				4,894		4,894
Unrealized losses on securities, net of reclassification adjustment				(3,562)		(3,562)
Minimum pension liability adjustment				-		-

Total comprehensive income						177,549

Dividends paid			(24,529)			(24,529)
Exercise of stock option	365	441				806
Issuance cost of new stock		(34)				(34)
Purchase of treasury stock					(76)	(76)

Balance at September 30, 2006	$557,184	$579,203	$1,223,223	$32,485	$(2,087)	$2,390,008

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30		For the six months ended September 30,
	2005	2006	2006
Cash flows from operating activities:
Net income	¥ 20,401	¥ 20,776	$ 176,217
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	12,212	13,907	117,956
Gain from marketable securities, net	(1,103)	(253)	(2,146)
Loss on sales, disposal or impairment of fixed assets	145	306	2,595
Minority interest in income of consolidated subsidiaries	3,842	4,785	40,585
Equity in net loss (income) of affiliated companies	27	(7)	(59)
(Gain) loss from derivative instruments, net	(14)	19	161
Foreign currency adjustments	(2,539)	(132)	(1,120)
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(6,075)	(11,263)	(95,530)
Increase in inventories	(4,819)	(3,360)	(28,499)
Increase in notes and accounts payable	3,025	6,422	54,470
Decrease in accrued income taxes	(611)	(1,105)	(9,372)
Other	(853)	(465)	(3,943)

Net cash provided by operating activities	23,638	29,630	251,315

Cash flows from investing activities:
Additions to property, plant and equipment	(20,633)	(22,144)	(187,820)
Proceeds from sales of property, plant and equipment	473	565	4,792
Purchases of marketable securities	(3)	(1)	(8)
Proceeds from sales of marketable securities	1,731	378	3,206
Proceeds from sales of investments in affiliated companies	-	774	6,565
Payments for additional investments in subsidiaries	(2,617)	(2,327)	(19,737)
Other	1,362	(1,404)	(11,908)

Net cash used in investing activities	¥ (19,687)	¥ (24,159)	$ (204,910)

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30		For the six months ended September 30,
	2005	2006	2006
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	¥ 9,670	¥ (14,629)	$ (124,080)
Proceeds from issuance of long-term debt	100	-	-
Repayments of long-term debt	(1,724)	(3,431)	(29,101)
Proceeds from issuance of new shares	185	87	738
Dividends paid	(1,781)	(2,892)	(24,529)
Other	(877)	(832)	(7,057)

Net cash provided by (used in) financing activities	5,573	(21,697)	(184,029)

Effect of exchange rate changes on cash and cash equivalents	2,088	254	2,154

Net increase (decrease) in cash and cash equivalents	11,612	(15,972)	(135,470)
Cash and cash equivalents at beginning of period	70,111	92,079	780,992

Cash and cash equivalents at end of period	¥ 81,723	¥ 76,107	$ 645,522

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of preparation:

The accompanying interim condensed consolidated financial statements of NIDEC Corporation (the “Company”, and together with its consolidated subsidiaries, “NIDEC”) have been prepared in accordance with accounting principles generally accepted in the United States. The interim condensed consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair presentation of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the six months ended September 30, 2006 are not necessarily indicative of results that may be expected for the full year.

U.S. dollar amounts are included solely for the convenience of readers at the rate of ¥117.90= US$1, the approximate current exchange rate at September 30, 2006.

Certain reclassifications in the consolidated statements of income and the consolidated statements of cash flows for the six months ended September 30, 2005 have been made to conform to the presentation used for the six months ended September 30, 2006.

2. Goodwill and other intangible assets

Goodwill represents the excess of purchase price and related costs over the fair value of net assets of acquired businesses. Under SFAS No. 142 “Goodwill and Other Intangible Assets”, goodwill acquired in business combinations is not amortized but rather tested annually for impairment. If, between annual tests, an event, which would reduce the fair value below its carrying amount, occurs, NIDEC would recognize an impairment at such time.

NIDEC has completed the annual impairment test for existing goodwill as required by SFAS No. 142 as of April 1, 2006. We have determined that the fair value of each reporting unit which includes goodwill is in excess of its carrying amount. Accordingly, no impairment loss was recorded for goodwill.

The changes in the carrying amount of goodwill for the six months ended September 30, 2006 are as follows:

	Yen in millions	U.S dollars in thousands

Balance as of April 1, 2006	¥ 44,266	$ 375,454
Acquired during six months	1,302	11,043

Balance as of September 30, 2006	¥ 45,568	$ 386,497

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

3. Earnings per share:

In a meeting of the Board of Directors held on July 28, 2005, the Company decided to implement a two-for-one stock split (the “Stock Split”). The shares of shareholders listed or recorded on the final shareholders register and the official shareholders register for September 30, 2005 were split two for one. The number of issued shares of record on September 30, 2005 was the number of shares to be split.

Basic and diluted earnings per share as well as the number of shares in the following table retroactively reflect the effect of the two-for-one stock split that became effective on November 18, 2005.

The table below sets forth a reconciliation of the differences between basic and diluted income per share for the six months ended September 30, 2005 and 2006:

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted- average shares	Net income per share	Net income per share
For the six months ended September 30, 2005:
Basic net income per share
Net income available to common shareholders	¥ 20,401	142,835	¥142.83
Effect of dilutive securities
Unsecured 0.8% convertible bonds	9	1,280
Zero coupon 0.0% convertible bonds	-	4,469
Stock option	-	182
Diluted net income per share
Net income for computation	¥ 20,410	148,766	137.20
For the six months ended September 30, 2006:
Basic net income per share
Net income available to common shareholders	¥ 20,776	144,632	¥143.65	$1.22
Effect of dilutive securities
Zero coupon 0.0% convertible bonds	-	4,022
Stock option	-	190
Diluted net income per share
Net income for computation	¥ 20,776	148,844	¥139.59	$1.18

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

4. Summarized income statement information for affiliated companies:

Summarized financial information for affiliated companies accounted for by the equity method is shown below:

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30		For the six months ended September 30,
	2005	2006	2006
Net revenue	¥ 3,973	¥ 5,200	$ 44,105
Gross profit	¥249	¥ 458	$ 3,885
Net income	¥ (65)	¥ 76	$ 645

5. Pension and severance plans:

The amounts of net periodic benefit cost in pension and severance plans for the six months ended September 30, 2005 and 2006 were as follows:

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30		For the six months ended September 30,
	2005	2006	2006
Service cost	¥ 418	¥ 402	$ 3,410
Interest cost	152	165	1,400
Expected return on plan assets	(61)	(74)	(628)
Amortization of unrecognized net actuarial loss	2	(19)	(161)
Amortization of unrecognized prior service cost	(31)	(31)	(263)
Cost for defined contribution plans and others	311	306	2,595
Gains from curtailments and settlements	(30)	-	-

Net periodic pension cost	¥ 761	¥ 749	$ 6,353

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

6. Income taxes:

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate statutory rates in Japan of approximately 41.0% for the six months ended September 30, 2005 and 2006. Reconciliation of the differences between the statutory tax rates and the estimated effective income tax rates are as follows:

	For the six months ended September 30
	2005	2006
Statutory tax rate	41.0%	41.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(15.0)	(13.3)
Tax on undistributed earnings	1.1	0.3
Valuation allowance	(6.8)	(5.5)
Other	(0.7)	(0.7)

Estimated effective income tax rate	19.6%	21.8%

The estimated effective income tax rate for the six months ended September 30, 2006 was higher compared to the estimated effective income tax rate for the six months ended September 30, 2005.This was mainly due to the increase in income before income taxes.

7. Stock-based compensation:

On May 14, 2003, the Company’s shareholders approved a stock option plan. Under the plan, executives and certain employees receive options. The number of shares to be issued upon exercise of the options is limited to 296,700 shares of the Company’s common stock. Each option entitles the holder to purchase 100 shares of the Company’s common stock. The options vested at July 1, 2004 and became exercisable for the period from July 1, 2004 to June 30, 2007. The exercise price was determined as ¥7,350 ($62.34) per share of common stock. Options were granted with an exercise price equal to the closing price of the Company’s shares traded on the Osaka Securities Exchange on the grant date.

On November 18, 2005, the Company completed a two-for-one stock split. As a result, the exercise price changed to ¥3,675 ($31.17) per share of common stock. The exercise price is presented by the changed price retroactive to the previous fiscal year in the table below.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Number of options	Exercise price (per shares)
Balance at March 31, 2003:
Granted	2,967	¥ 3,675	$ 31.17
Exercised	0	3,675	31.17
Canceled	105	3,675	31.17

Balance at March 31, 2004:	2,862	3,675	31.17
Exercised	439	3,675	31.17
Canceled	61	3,675	31.17

Balance at March 31, 2005:	2,362	3,675	31.17
Exercised	606	3,675	31.17
Canceled	0	3,675	31.17

Balance at March 31, 2006:	1,756	3,675	31.17
Exercised	118	3,675	31.17
Canceled	0	3,675	31.17

Balance at September 30, 2006:	1,638	¥ 3,675	$ 31.17

The Company used the intrinsic value based method of accounting for stock compensation as prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. No stock-based compensation cost was recognized on the date of grant, as the current market price of the underlying stock was equal to the exercise price.

The fair value of each option granted was ¥3,499 ($29.68) per share. The fair value as of the date of grant was estimated using a Black-Scholes option-pricing model with the following assumptions:

	As of May 14, 2003
Risk-free interest rate	0.14%
Expected volatility	64.00%
Expected dividend yield	0.34%
Expected lives	4.13	years

In December 2004, the FASB issued SFAS No. 123R (“SFAS 123R”), revised 2004, “Share-Based Payment.” SFAS 123R requires measurement of compensation cost for all share-based payments (including employee stock options) at fair value for interim or annual periods beginning after June 15, 2005. The Company adopted FAS No. 123R using the modified-prospective transition method beginning April 1, 2006. The adoption of FAS 123R did not have any material impact on our consolidated financial position, consolidated results of operations, or liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

8. Comprehensive income:

NIDEC’s total comprehensive income (loss) for the six months ended September 30, 2005 and 2006 was as follows:

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30		For the six months ended September 30,
	2005	2006	2006
Net income	¥ 20,401	¥ 20,776	$ 176,217
Other comprehensive income (loss):
Foreign currency translation adjustments	3,142	577	4,894
Unrealized gains from securities, net of reclassification adjustment	558	(420)	(3,562)
Minimum pension liability adjustment	0	-	-

	3,700	157	1,332

Total comprehensive income	¥ 24,101	¥ 20,933	$ 177,549

9. Contingencies:

Contingent liabilities for guarantees given in the ordinary course of business amounted to approximately ¥553 million ($4,690 thousand) at September 30, 2006.

On April 2002, Nidec’s consolidated subsidiary, Nidec Tosok Corporation, agreed to provide a guarantee for Okaya Seiken Corporation, subcontractor of Nidec Tosok Corporation, totaling ¥242 million ($2,053 thousand) in order to provide funds for Okaya’s manufacturing facilities in Vietnam.

In addition, NIDEC has guaranteed approximately ¥311 million ($2,638 thousand) of bank loans for employees in connection with their housing costs. If an employee defaults on his/her loan payments, NIDEC is required to perform under the guarantee.

The undiscounted maximum amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥553 million ($4,690 thousand). The current carrying amount of the liabilities for our obligations under the guarantee is zero.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

10. Segment data:

(1) Enterprise-wide information

The following table provides product information for the six months ended September 30, 2005 and 2006:

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30		For the six months ended September 30,
	2005	2006	2006
Net sales:
Small precision motors
Hard disk drive spindle motors	¥ 76,279	¥ 93,001	$ 788,813
Other small precision brushless DC motors	32,329	36,748	311,688
Small precision brush DC motors	3,594	3,629	30,780
Brushless DC fans	18,186	19,123	162,197

Sub total	130,388	152,501	1,293,478
Mid-size motors	17,957	22,285	189,016
Machinery	33,908	43,730	370,907
Electronic and optical components	63,188	68,514	581,120
Others	10,733	12,807	108,626

Consolidated total	¥ 256,174	¥ 299,837	$ 2,543,147

(2) Operating segment information

NIDEC evaluates our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. NIDEC Corporation, or NCJ, Nidec Sankyo Corporation, or NSNK, Nidec Copal Corporation, or NCPL, Nidec Tosok Corporation, or NTSC, Nidec Copal Electronics Corporation, or NCEL, Nidec Shibaura Corporation, or NSBC, Nidec-Shimpo Corporation or NSCJ, and Nidec Nissin Corporation or NNSN apply Japanese GAAP, Nidec Electronics (Thailand) Co., Ltd., or NET, applies Thai accounting principles, Nidec (Zhejiang) Corporation, or NCC and Nidec (Dalian) Limited, or NCD, applies Chinese accounting principles, Nidec Singapore Pte. Ltd., or NCS, applies Singaporean accounting principles, Nidec (H.K.) Co., Ltd., or NCH, applies Hong Kong accounting principles, and Nidec Philippines Corporation, or NCF, applies Philippine accounting principles.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

As a result, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the fourteen operating segments, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases. NIDEC believes that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

The following tables show revenue from external customers and other financial information by operating segment for the six months ended September 30, 2005 and 2006, respectively:

Business segment

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30		For the six months ended September 30,
Revenue from external customers:	2005	2006	2006
NCJ	¥ 33,786	¥42,297	$ 358,753
NET	21,473	29,663	251,595
NCC	7,179	7,273	61,688
NCD	1,159	1,952	16,556
NCS	30,332	27,315	231,679
NCH	10,781	15,716	133,299
NCF	93	2,555	21,671
NSNK	33,585	35,217	298,702
NCPL	21,542	30,266	256,709
NTSC	11,030	10,879	92,273
NCEL	9,993	10,247	86,913
NSBC	6,704	7,540	63,953
NSCJ	4,803	5,236	44,411
NNSN	6,312	5,231	44,368
All Others	57,421	66,207	561,552

Total	256,193	297,594	2,524,122
Consolidated adjustments related to elimination of intercompany transactions via third party	(145)	(186)	(1,578)
Others *1	126	2,429	20,603

Consolidated total	¥ 256,174	¥ 299,837	$ 2,543,147

*1 Revenues of subsidiaries not included in management reports due to their immateriality are main components of Others.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30		For the six months ended September 30,
	2005	2006	2006
Revenue from other operating segments:
NCJ	¥ 49,025	¥ 46,738	$ 396,421
NET	15,017	10,569	89,644
NCC	1,746	2,620	22,222
NCD	23,291	24,331	206,370
NCS	728	35	297
NCH	1,085	2,220	18,830
NCF	13,319	20,044	170,008
NSNK	9,144	6,719	56,989
NCPL	4,070	4,571	38,770
NTSC	197	208	1,764
NCEL	1,285	1,512	12,824
NSBC	1,500	1,264	10,721
NSCJ	706	1,218	10,331
NNSN	396	386	3,274
All Others	88,269	99,896	847,294

Total	209,778	222,331	1,885,759
Intersegment elimination	(209,778)	(222,331)	(1,885,759)

Consolidated total	-	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30		For the six months ended September 30,
	2005	2006	2006
Segment profit or loss:
NCJ	¥ 4,252	¥ 5,627	$ 47,727
NET	5,164	5,291	44,877
NCC	75	32	271
NCD	1,778	2,132	18,083
NCS	517	821	6,964
NCH	180	185	1,569
NCF	108	1,634	13,859
NSNK	4,203	4,796	40,679
NCPL	924	1,643	13,936
NTSC	20	760	6,446
NCEL	1,715	1,576	13,367
NSBC	(74)	33	280
NSCJ	156	579	4,911
NNSN	496	252	2,137
All Others	5,979	6,869	58,261

Total	25,493	32,230	273,367
U.S. GAAP adjustments to accrue pension and severance costs	82	(63)	(534)
Consolidation adjustments mainly related to elimination of intercompany profits	(113)	217	1,841
Reclassification *1	(307)	330	2,799
Others *2	(77)	(668)	(5,666)

Consolidated total	¥ 25,078	¥ 32,046	$ 271,807

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes loss caused by allowance for doubtful account for the period ended September 30, 2005 and the value-added input portion of the enterprise tax in Japan for the period ended September 30, 2006.

*2 Others mainly includes other U.S. GAAP adjustments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

11. Subsequent events:

Acquisition of Valeo’s Motors and Actuators business

On November 13, 2006, NIDEC executed a definitive agreement with Valeo S.A. (“Valeo”) in relation to the sale of Valeo’s Motors and Actuators business (“VMA”) to NIDEC for approximately 165 million euros.

1. Rationale for the transaction

NIDEC believes that the acquisition of the VMA, a highly recognized business in the in-car motor market, will enable NIDEC to further strengthen and increase its enterprise value.

2. Description of the VMA business

i) Business location:	Europe (France, Germany, Spain and Poland), North America (United States and Mexico) and China
ii) Description of Main Business Activities:	Manufacture of electric motors for automobiles

3. Schedule for acquisition of the shares

NIDEC expects to acquire the shares / assets of the VMA entities by late December 2006 after the transaction is approved by the antitrust authorities of each relevant country where VMA operates.

4. Acquisition cost and Structure

i) Acquisition cost:	Approximately 165 million euro
ii) Structure:	A holding company, which will be a 100% subsidiary of NIDEC, will acquire the relevant entities / assets constituting the VMA business (“VMA entities”).

5. Way of funding and payment method

The acquisition is expected to be funded by the company’s own cash and bank borrowings.

Tender offer for Brilliant Manufacturing Limited

On November 29, 2006, NIDEC resolved to acquire 466,133,000 shares of common stock and subscription rights for 150,000 new shares of Brilliant Manufacturing Limited (“Brilliant” or “Offeree”) in Singapore by way of tender offer (the “Tender Offer”).

This Tender Offer has been approved by the Board of Directors of Brilliant on November 29, 2006 and supported by its founding family, Brilliant’s largest shareholder due to tender 247,192,000 shares, or 53.03%, of Brilliant’s total outstanding shares in this Tender Offer. Upon completion of the Tender Offer, Brilliant is expected to become a consolidated subsidiary of NIDEC.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

1. Objectives of the Tender Offer

NIDEC believes that the acquisition of Brilliant, which manufactures base plates and top covers for hard disk drives, will strengthen NIDEC’s flagship hard-disk-drive motor business.

2. Description of Brilliant

i) Registered Name:	Brilliant Manufacturing Limited
ii) Location of Headquarters:	21 Ubi Roard 1, Singapore 408724

3. Summary of Tender offer

i) Name of the Offeree:	Brilliant Manufacturing Limited
ii) Class and Number of Shares to be Acquired:

Common stock: 466,133,000 shares

Subscription Rights: 150,000 (equivalent to 150,000 shares)

Note: Upon completion of the Tender Offer, NIDEC expects to own no less than 90% of the offered shares of common stock and subscription rights.

iii) Tender Offer Period:	For 28 consecutive days beginning on an unspecified date in the middle of December 2006
iv) Tender Offer Price:	0.418 Singapore dollars per share 0.1332 Singapore dollars per subscription right
v) Basis of Calculation:

The Tender Offer Price will be calculated by multiplying a premium of 16.77 % to the average closing market price of the common stock of the Offeree as quoted on the Singapore Stock Exchange for one month beginning on November 28, 2006, and by multiplying a premium of 94.24 % to the shareholder’s equity per share of the Offeree (0.2152 Singapore dollars) as of September 30, 2006.

vi) Changes in Shareholding through the Tender Offer	Number of shares to be owned by NIDEC before the Tender Offer: 0 Number of shares to be owned by special interest persons: 0 Number of shares to be owned by NIDEC after the Tender Offer: 466,283,000
vii) Funds Required for the Tender Offer:	195 million Singapore dollars (Approx. 14.6 billion Japanese yen)

4. Way of funding and payment method

The acquisition is expected to be funded by the company’s own cash and bank borrowings.